Queenston Mining Inc.

Consolidated Financial Statements

December 31, 2008 and 2007

Auditors' Report

To the Shareholders of
Queenston Mining Inc.

We have audited the consolidated balance sheets of Queenston Mining Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss, deferred expenditures, cash flows and changes in shareholders' equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed: *"MSCM LLP"*

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
March 20, 2009

Consolidated Balance Sheets
December 31, 2008 and 2007

	2008	2007
Assets		
Current assets		
Cash and cash equivalents *(note 2)*	$ 3,105,161	$ 3,612,904
Short-term investments and term deposits *(note 6)*	13,401,874	8,889,775
Accounts receivable	567,656	455,353
	17,074,691	12,958,032
Reclamation deposit *(note 8)*	577,000	577,000
Mining properties *(note 7)*	4,550,309	4,100,309
Deferred expenditures *(note 7)*	33,929,420	26,048,613
	$ 56,131,420	$ 43,683,954
Liabilities		
Current liabilities		
Accounts payable and accrued charges *(notes 11 and 14(iii))*	$ 742,373	$ 753,751
Provision for cash settlement of stock options *(note 10)*	155,400	329,050
	897,773	1,082,801
Mine closure provisions *(note 8)*	388,635	359,847
	1,286,408	1,442,648
Shareholders' equity		
Share capital *(note 9(b))*	70,135,758	55,327,055
Contributed surplus	4,129,442	5,784,683
Shares to be issued on purchase of mining property *(note 14(iii))*	112,500	175,000
Accumulated other comprehensive (loss) income	(30,146)	299,094
Deficit	(19,502,542)	(19,344,526)
	54,845,012	42,241,306
	$ 56,131,420	$ 43,683,954

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

" C. E. Page" "H. D. Harbinson"

Director Director

Consolidated Statements of Operations

for the years ended December 31, 2008 and 2007

	2008	2007
Revenues		
Interest income	$ 588,598	$ 473,228
Expenses		
Corporate and general *(note 11)*	1,719,972	1,336,661
(Recovery of) stock-based compensation *(note 10)*	(86,090)	2,430,150
	1,633,882	3,766,811
Loss from operations	(1,045,284)	(3,293,583)
Mine closure accretion expense *(note 8)*	(28,788)	(32,851)
Mining properties and deferred expenditures written off	(193,194)	(1,198,937)
Mine decommissioning costs	-	(23,890)
Loss before recovery of income taxes	(1,267,266)	(4,549,261)
Recovery of income taxes - future *(notes 9(c) and 12(a))*	1,109,250	-
Net loss for the year	$ (158,016)	$ (4,549,261)
Basic and diluted loss per share *(note 13)*	$ (0.00)	$ (0.10)

Consolidated Statements of Comprehensive Loss

	2008	2007
Net loss for the year	$ (158,016)	$ (4,549,261)
Unrealized (loss) gain on short-term investments for the year	(329,240)	256,810
Comprehensive loss for the year	$ (487,256)	$ (4,292,451)

Consolidated Statements of Deferred Expenditures

	2008	2007
Deferred expenditures, beginning of year	$ 26,048,613	$ 21,803,182
Exploration and development	8,103,681	5,867,294
Government grants, tax refunds and mining tax credits	(134,586)	(315,397)
Expenditures written off, including decommissioning costs	(93,194)	(1,222,824)
Re-measurement of mine closure provisions liability *(note 8)*	-	(83,642)
Deferred expenditures, end of year	$ 33,929,420	$ 26,048,613

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
for the years ended December 31, 2008 and 2007

		2008	2007
Operating activities			
Net loss for the year	$	(158,016)	$ (4,549,261)
Items not affecting cash:			
(Recovery of) stock-based compensation		(86,090)	2,430,150
Mining properties and deferred expenditures written off		193,194	1,198,937
Mine closure accretion expense		28,788	32,851
Recovery of income taxes - future		(1,109,250)	-
		(1,131,374)	(887,323)
Other sources of cash from operations			
Decrease in accounts receivable		(235,632)	138,898
Increase in accounts payable and accrued charges		24,792	102,762
		(1,342,214)	(645,663)
Cash flow from investing and exploration and development activities			
Purchase of short-term investments and term deposits		(13,282,863)	(8,441,524)
Proceeds from sale of short-term investments and term deposits		8,441,524	-
Additions to mining properties		(550,000)	(269,875)
Additions to deferred expenditures		(8,144,757)	(5,843,407)
Exploration tax credits received		257,915	285,420
		(13,278,181)	(14,269,386)
Cash flow from financing activities			
Issue of common shares		14,888,070	12,542,399
Cash settlement of stock options		(71,560)	(54,600)
Share issue costs		(703,858)	(720,653)
		14,112,652	11,767,146
Decrease in cash and cash equivalents		(507,743)	(3,147,903)
Cash and cash equivalents, beginning of year		3,612,904	6,760,807
Cash and cash equivalents, end of year	$	3,105,161	$ 3,612,904
Supplemental Cash Flow Information *(note 15)*			
Working capital, end of year			
Current assets		$ 17,074,691	$ 12,958,032
Current liabilities		(897,773)	(1,082,801)
		$ 16,176,918	$ 11,875,231

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

for the years ended December 31, 2008 and 2007

	2008	2007
Share capital *(note 9(b))*		
Balance, beginning of year	$ 55,327,055	$ 44,570,900
Exercise of stock options	131,300	677,400
Fair value of options exercised	116,500	289,950
Exercised of warrants	4,756,770	1,749,999
Fair value of warrants exercised	1,654,741	174,200
Shares issued for mining property	62,500	125,000
Private placement	10,000,000	10,115,000
Fair value of warrants issued under private placement	-	(1,489,741)
Tax benefits renounced on flow-through shares	(1,109,250)	-
Share issuance cost	(803,858)	(885,653)
Balance, end of year	$ 70,135,758	$ 55,327,055
Contributed surplus		
Balance, beginning of year	$ 5,784,683	$ 2,351,092
Fair value of options granted to Directors and Officers	16,000	2,243,000
Fair value of warrants issued under private placements	100,000	1,654,741
Fair value of stock options exercised	(116,500)	(289,950)
Fair value of warrants exercised	(1,654,741)	(174,200)
Balance, end of year	$ 4,129,442	$ 5,784,683
Shares to be issued on purchase of mining property *(note 14(iii))*		
Balance, beginning of year	$ 175,000	$ -
Shares to be issued	-	175,000
Shares issued	(62,500)	-
Balance, end of year	$ 112,500	$ 175,000
Accumulated other comprehensive (loss) income		
Balance, beginning of year	$ 299,094	$ -
Transition adjustment to opening balance	-	42,284
Unrealized (loss) gain on short-term investments for the year	(329,240)	256,810
Balance, end of year	$ (30,146)	$ 299,094
Deficit		
Balance, beginning of year	$ (19,344,526)	$ (14,795,265)
Net loss for the year	(158,016)	(4,549,261)
Balance, end of year	$ (19,502,542)	$ (19,344,526)

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations

Queenston Mining Inc. ("the Company") is a Canadian resource company engaged in the exploration for gold in Canada. The Company has two main gold assets: the Kirkland Lake gold project located in Ontario and the Cadillac gold project in Quebec. The ability of the Company to realize the costs it has incurred to date on these and other properties is dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mining claims, the ability to obtain necessary financing and attain profitable operations, or alternatively, upon the disposal of properties, or the Company's interests therein, on an advantageous basis.

In order to meet future expenditures and cover administrative costs, the Company may need to raise additional financing. Although the Company has been successful in raising funds to date, there can be no assurance that adequate funding will be available in the future, or available under terms favourable to the Company. These consolidated financial statements have been prepared on a going concern basis that assumes the Company will be able to continue to realize its assets and discharge its liabilities in the normal course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

In the event the Company is not able to obtain adequate funding, there is uncertainty as to whether the Company will be able to maintain or complete the acquisition of its property interests. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing. Changes in future conditions could require material write downs of the carrying values of certain assets.

2. Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Principles of consolidation

On September 29, 2005, the Company incorporated, Minera Queenston S.A. DE C.V., a 98% owned subsidiary in Mexico. These consolidated financial statements include the accounts of the Company and its inactive subsidiary. All significant inter-company accounts and transactions have been eliminated.

Cash and cash equivalents

For the purpose of the consolidated statements of cash flows, the Company considers cash equivalents to be highly liquid financial instruments with original maturities of three months or less.

At December 31, 2008 and 2007, cash equivalents consisted of short-term deposits in the form of banker acceptances.

Included in cash and cash equivalents is:

	2008	2007
Cash	**$ 159,596**	$ 784,849
Short-term deposits	**2,945,565**	2,828,055
	$ 3,105,161	$ 3,612,904

2. Significant Accounting Policies - continued

Cash and cash equivalents - continued

The Company has placed a $100,000 (2007 - $100,000) short-term deposit with a bank as security for a line of credit. As at December 31, 2008 and 2007 the line of credit was not utilized.

Short-term investments and term deposits

Short-term investments and term deposits are comprised of liquid investments with a maturity greater than three months but less than one year, and investments in public companies.

Financial instruments

The Company's financial instruments include cash and cash equivalents, short-term investments and term deposits, accounts receivable, reclamation deposit, accounts payable and accrued charges and provision for cash settlement of stock options.

The Company has classified its cash and cash equivalents, short-term investments in liquid investments with a maturity greater than three months but less than one year, and term deposits as held for trading which are measured at fair value with changes in fair value recorded in the statement of operations. The carrying value of these instrument approximates its fair value due to their short term nature. Short-term investments in public companies are classified as available-for-sale and are measured at fair value based on quoted bid prices. Accounts receivable are classified as loans and receivables and reclamation deposit is classified as held-to-maturity, both of which are measured at amortized cost. Accounts payable and accrued charges and the provision for cash settlement of stock options are classified as other financial liabilities which are all measured at amortized cost.

Mining properties and deferred expenditures

Mining property acquisition costs and related direct exploration and development expenditures, net of recoveries, are deferred until the properties are placed into production. These net costs will be amortized against income using the unit-of-production method based on estimated recoverable reserves if the properties are brought into commercial production, or written off if the properties are abandoned or the carrying value is determined to be in excess of possible recoverable amounts.

The cost of mining properties includes any cash consideration paid, and the fair market value of shares issued, if any, on the acquisition of property interests. The recorded amounts of property acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The recoverability of amounts shown for mining properties and deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future profitable production or proceeds from the disposition thereof.

On an annual basis, the Company reviews the carrying values of deferred mining property acquisition and exploration expenditures to assess whether there has been an impairment in value. The Company recognizes write-downs for impairment where the carrying value of a mining property exceeds its estimated long term net recoverable value. Recoverable value is estimated based upon current exploration results and upon management's assessment of the future probability of positive cash flows from the property or from the sale of the property.

2. Significant Accounting Policies - continued

Asset retirement obligations

Obligations associated with the retirement of tangible long lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized in the accounts of the related long lived assets and are amortized over the useful lives of the related assets. It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or costs estimates. Changes in estimates are accounted for prospectively from the period these estimates are revised.

Environmental expenditures

The operations of the Company are subject to regulations governing the environment, including future site removal and reclamation costs for mining properties. The Company's policy is to meet standards set by those regulations and incur expenditures to comply with them.

At December 31, 2008 and 2007, the Company has accrued a mine closure provision related to the McBean Mine *(note 8)*. To date, no other environmental obligations that would have a material effect on the operations of the Company have been identified.

Joint ventures

A portion of the Company's exploration activities is conducted jointly with others when the Company enters into agreements that provide for specified percentage interests in mining properties. Joint venture accounting, which reflects the Company's proportionate interest in mining properties, is applied by the Company only when the parties enter into formal comprehensive agreements for ownership and mining participation terms.

Income taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be settled or realized.

Flow-through shares

The Company has financed a portion of its exploration activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers.

When expenditures are renounced to the subscribers and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If the Company has sufficient unused tax losses and deductions ("losses") to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

2. Significant Accounting Policies - continued

(Loss) earnings per common share

Basic (loss) earnings per share are calculated using the weighted average number of common shares outstanding during the period. Diluted (loss) earnings per share are computed using the treasury stock method. Stock options, shares to be issued, and warrants outstanding are not included in the computation of diluted (loss) earnings per share if their inclusion would be anti dilutive.

Stock-based compensation

The Company has in effect a Stock Option Plan ("the Plan"), which is described in *note 10*. In 2004, the Plan was amended to provide employee holders of stock options the choice upon exercise to receive a cash payment in exchange for surrendering the option. Commencing in July 2004, the Company began recognizing and recording compensation expense as a liability based upon the intrinsic value of outstanding stock options as at the balance sheet date. The Company uses the fair value-based method of accounting for stock options granted to non-employees over the vesting period. Fair value is calculated using the Black-Scholes pricing model with the assumptions described in *note 10*. Consideration paid and the accumulated contributed surplus amount on the exercise of stock options is credited to share capital.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those reported.

The Black-Scholes option valuation model, used by the Company to determine fair values, was developed for use in estimating the fair value of freely traded options. This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company's stock options granted during the year.

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the Canadian Institute of Chartered Accountants issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Company on January 1, 2008.

Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section in *note 3* to these consolidated financial statements.

2. Significant Accounting Policies - continued

Financial Instruments – Disclosure and Presentation

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook section in *note 4* to these consolidated financial statements.

3. Capital Management

The Company's capital is composed of shareholders' equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2008. Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

4. Financial Risk Factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to cash equivalents, short-term investments in liquid investments with a maturity greater than three months but less than one year, term deposits and accounts receivable. The Company has no significant concentration of credit risk arising from operations. Short-term investments in liquid investments with a maturity greater than three months but less than one year and cash equivalents consist of bankers acceptances, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in accounts receivable consist of goods and services tax due from the Federal Government of Canada and the Province of Quebec, and mining duties and refund credits from the Province of Quebec. Management believes that the credit risk concentration with respect to financial instruments included in accounts receivable is remote. As at December 31, 2008, no accounts receivables are considered impaired.

4. Financial Risk Factors - continued

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2008, the Company had a cash and cash equivalents balance of $3,105,161 (2007 - $3,612,904) that could be used to settle current liabilities of $897,773 (2007 - $1,082,801). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company is also committed to spending approximately $4,200,000 on Canadian exploration expenditures by December 31, 2009. If the Company does not spend these funds in compliance with the government of Canada flow-through regulations, it may be subject to litigation from various counterparties. The Company intends to fulfill all flow-through commitments within the given time constraints.

Market risk

(a) Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b) Price risk

The Company is exposed to price risk with respect to commodity and equity prices.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i) Cash and cash equivalents and short-term deposits include liquid investments at call which are at variable rates. Sensitivity to a plus or minus 1% change in rates would affect net loss by approximately $170,000.

(ii) The Company's investments in public companies are sensitive to a plus or minus 100% change in Canadian equity prices which would affect comprehensive income (loss) by approximately $120,000.

5. Future Changes in Accounting Policies

Convergence with International Financial Reporting Standards ("IFRS")

On February 13, 2008, the Canadian Accounting Standards Board confirmed that IFRS will replace Canadian GAAP on January 1, 2011 for public entities. The impact of this transition on the Company's consolidated financial statements has not yet been determined; however, management continues to monitor these developments and the CFO is attending education courses regarding IFRS business issues and implementation strategies for mining companies.

6. Short-term Investments and Term Deposits

Short-term investments and term deposits are comprised of the following:

a) Liquid investments with a maturity greater than three months but less than one year. As at December 31, 2008, the balance in short-term deposits was $13,282,864 (December 31, 2007 - $8,441,524).

b) The Company classifies its short-term investments in public companies as available-for-sale which are reported at the fair market value based on bid prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. As at December 31, 2008, the balance in short-term investments in public companies was $119,010 (2007 - $448,251).

7. Mining Properties and Deferred Expenditures

	2008	2007
Mining properties, balance, beginning of year	**$ 4,100,309**	$ 3,355,434
Additions	**550,000**	744,875
Written-off	**(100,000)**	-
Mining properties, balance, end of year	**$ 4,550,309**	$ 4,100,309

a) *Kirkland Lake Properties, Ontario*

The Company owns a 100% interest (subject to royalties) in 14 properties (783 mining claim units) and a joint venture interest in an additional 7 properties (142 mining claim units) all located in the Kirkland Lake gold camp in Northeastern Ontario. The claims contain seven gold deposits and numerous showings and represent the Company's core asset. The Company is advancing four of its 100% owned gold deposits located in the eastern portion of the camp (Gauthier Township) towards production. In the western portion of the camp (Teck Township), the Company and Kirkland Lake Gold Inc. ("KL Gold") have formed three joint ventures adjacent to the Macassa mine exploring the new South Mine Complex.

In Gauthier Township, the Company announced a new National Instrument 43-101 ("NI 43-101) mineral resource at Upper Beaver and drilling continues to extend the mineralization beyond current limits. In 2007, expenditures incurred at Upper Beaver amounted to $3,802,806 with a further $2,715,864 completed in 2008. The resource definition drilling program that began in the second quarter of 2008 on the McBean project continues where expenditures amounted to $2,464,011 to the end of 2008. Computer modelling continued on the Upper Canada project amounting to an expenditure of $127,785 for the year ending December 31, 2008.

In Teck Township where the Company has four joint ventures with KL Gold the focus of activity is on the South Claims property. On April 16, 2007, the Company and KL Gold (50%-50%) purchased the property from a local prospector. The Company's 50% share of the purchase price was cash of $319,375 and shares of the Company amounting to a total value of $300,000 all to be paid over a period of three years. There will remain an underlying sliding scale net smelter return ("NSR") to the vendor ranging from 1.5% to 3% depending on the price of gold. During 2008 the Company's share of exploration expenditures on the South Claims property amounted to $588,510 that resulted in establishing a new NI 43-101 mineral resource on the South Mine Complex gold zone.

7. Mining Properties and Deferred Expenditures - continued

a) *Kirkland Lake Properties, Ontario - continued*

Also in Teck Township the Company continues exploration activity on the 100% owned Amalgamated Kirkland property. During 2008, exploration expenditures on this property amounted to $1,511,002 and focused on deep diamond drilling targeting the South Mine Complex gold zone.

Pursuant to a joint venture agreement dated October 21, 2005 signed between the Company and KL Gold, the Company allowed KL Gold to earn 50% of the Company's rights under the May 6, 2004 agreement with Newmont Mining Corporation of Canada Limited ("Newmont") to earn a 50% interest in the Kirkland Lake West property by expending jointly $2.5 million prior to June 30, 2008. After expending approximately $1.7 million on the property in exploration, the joint venture purchased a 100% interest in the Kirkland Lake West property from Newmont for $1 million cash on February 6, 2008. Under the terms of the purchase Newmont retains a sliding scale net smelter returns royalty on the property of 2% at a gold price less than or equal to US $1000/oz and 3% if greater than US $1000/oz. Newmont also retains the one-time right to repurchase from the joint venture an undivided 49% interest upon receipt of a NI 43-101 mineral resource calculated on the property. To exercise this right Newmont must pay the joint venture the greater of 300% of the exploration expenditures required to outline the mineral resource or $5 million.

b) *Pandora Property, Quebec*

The Company owns a 100% interest in 18 claims located in the Cadillac Bousquet gold camp located in Northwestern Quebec. The property hosts two gold deposits and is adjacent to the Lapa deposit being developed by Agnico Eagle Mines Limited. The Company will continue to monitor the progress of the developing Lapa deposit.

c) *Wood-Pandora Property, Quebec*

On July 1, 2004, the Company formed a 50%-50% joint venture with Globex Mining Enterprises Inc. ("Globex") on the 16 claim, Wood Pandora gold property located in Cadillac Township in Northwestern Quebec. In 2006, the Company contributed an additional 9 claims to the joint venture property in return for Globex expending an additional $50,000 in exploration. In 2007, the joint venture completed exploration work on the Ironwood gold discovery sufficient to prepare in 2008 a NI 43-101 technical report that included a mineral resource on the Ironwood deposit. In 2008, definition diamond drilling and metallurgical testing was completed on the Wood-Pandora property. During 2008, the Company's share of expenditures was $230,265 (2007 - $497,448) and the Company will apply for grants from the Quebec government in the amount of $98,554 (2007 - $212,901).

d) *Phoenix Property, Quebec*

On July 18, 2007, the Company entered into an agreement to earn a 100% interest in 36 claims located in the Chapais mining camp, Northeastern Quebec. Under the terms of the agreement the Company had the option to earn the interest in the property by making staged cash and/or share payments amounting to $750,000 over a three year period. The payment on signing of the agreement was $50,000 and the first anniversary payment due on July 18, 2008 was $100,000. The first anniversary date payment was re-negotiated and during the third quarter of 2008 the Company made a payment of $50,000 to the property owners. During 2008, the Company completed exploration amounting to $84,189 (2007 - $75,929) and will apply for grants from the Quebec government in the amount of $36,033 (2007- $32,492). Subsequent to December 31, 2008 the Company terminated its option with respect to the property. As such, costs amounting to $191,594 associated with the property have been written off.

7. Mining Properties and Deferred Expenditures - continued

e) *Other Canadian Properties*

The Company maintains interests in two other mineral properties in Canada. They include a 100% interest in the 23 claim Westhawk Lake property, Manitoba, and a 75% interest in the 16 claim Mishibishu property. Expenditures amounted to $77,909 on the Westhawk Lake property during 2008.

8. Mine Closure Provisions

For the Company, asset retirement obligations primarily relate to the dismantling of the McBean Mine. The estimate of future site removal and restoration costs depends on the development of environmentally acceptable mine closure plans. In accordance with the Ontario Ministry of Northern Development and Mines, the Company developed a closure plan for the McBean Mine.

The Company reviewed its reclamation liabilities based on a revised closure plan prepared in 2005 for the McBean Mine, and re-measured the estimate of the fair value of these liabilities resulting in a decrease of $NIL (2007 - $83,642) in the estimated reclamation provision and an offsetting decrease in the carrying value of the Company's deferred expenditures.

A summary of the changes in the provision for reclamation liabilities is set out below.

		2008		2007
Balance, beginning of year	**$**	**359,847**	$	410,638
Accretion expense for the year		**28,788**		32,851
Re-measurement of mine closure provisions liability		-		(83,642)
Balance, end of year	**$**	**388,635**	$	359,847

The mine closure provision liability is based upon numerous estimates and assumptions, as follows:

a) Total undiscounted amount of future retirement costs was determined to be $453,110;
b) Weighted average risk-free interest rate at 8%;
c) Expected timing of cash outflows required to settle the obligation are as follows:

2011	$	120,000
2012		90,000
2013		71,110
2014		172,000
	$	453,110

The Company maintains a Letter of Credit in the amount of $577,000 as requested by the Ontario Ministry of Northern Developments and Mines to insure the cost of the mine provision plan.

9. Shareholders' Equity

a) Common shares authorized

The Company is authorized to issue an unlimited number of preferred and common shares without nominal or par value.

9. Shareholders' Equity - continued

b) Common shares issued and outstanding

Details of shares issued and outstanding are as follows:

	2008		2007	
	Shares	**Amount**	Shares	Amount
Balance, beginning of year	**47,725,101**	**$ 55,327,055**	40,725,316	$ 44,570,900
Issued during the year:				
For cash consideration under the terms of the Stock Option Plan *(note 10)*	**203,000**	**131,300**	810,500	677,400
Fair value of options exercised	-	**116,500**	-	289,950
For cash on exercise of warrants *(note 9(c))*	**2,159,000**	**4,756,770**	999,999	1,749,999
Fair value of warrants exercised *(note 9(d))*	-	**1,654,741**	-	174,200
For option on mining property *(note 7(a))*	**21,186**	**62,500**	89,286	125,000
Private placement financing *(note 9(c))*	**2,500,000**	**10,000,000**	5,100,000	10,115,000
Tax benefits renounced on flow through shares *(note 9(c))*	-	**(1,109,250)**	-	-
Fair value of warrants issued *(note 9(d))*	-	-	-	(1,489,741)
Share issue costs *(notes 9(c) and (d))*	-	**(803,858)**	-	(885,653)
Balance, end of year	**52,608,287**	**$ 70,135,758**	47,725,101	$ 55,327,055

9. Shareholders' Equity - continued

c) *Private placement financing*

On May 17, 2007, the Company closed a private placement financing which consisted of 3,400,000 common share units and 1,700,000 flow-through shares ("Flow-Through"). Each common share unit was priced at $1.85 and consisted of one common share and one half warrant. Each full warrant entitled the holder to purchase one additional common share of the Company at a price of $2.25 for a period of 12 months. The warrants were exercised in 2008. Each Flow-Through share was priced at $2.25. The agent to the financing received a commission of 6% of the gross proceeds and was issued broker warrants allowing it to purchase 306,000 common share units of the Company over a 12 month period at a price of $1.92 per unit. In connection with the issuance of Flow-Through shares under this private placement, the Company renounced $3,825,000 of qualifying expenditures to the investors in 2008. The tax benefit forgone by the Company in 2008 at the current tax rates amounted to $1,109,250.

In fiscal 2008, the 306,000 broker warrants were exercised which resulted in an issuance of an additional 153,000 share purchase warrants exercisable at a price of $2.25 expiring on May 17, 2008. The additional warrants were also exercised in 2008.

On March 19, 2008, the Company closed a private placement financing which consisted of 2,500,000 flow-through common shares at a price of $4.00 per share. The agent to the financing received a commission of 6% of the gross proceeds and was issued broker warrants allowing it to purchase 150,000 common shares of the Company over a 12 month period at a price of $3.65 per share. In connection with the issuance of flow-through shares under this private placement, the Company will renounce $10,000,000 of qualifying expenditures to the investors.

d) *Share purchase warrants*

Details of warrants outstanding are as follows:

	Number of Warrants	Exercise Price	Expiry Date
Balance, December 31, 2006	**1,000,000**	$1.75	December 18, 2007
Issued during 2007:			
May 17, 2007 *(note 9(c))*	**1,700,000**	$2.25	May 17, 2008
May 17, 2007 *(note 9(c))*	**306,000**	$1.92	May 17, 2008
Exercised during 2007	**(999,999)**	$1.75	
Expired during 2007	**(1)**	$1.75	
Balance, December 31, 2007	**2,006,000**		
Issued during 2008:			
April 22, 2008 *(note 9(c))*	**153,000**	$2.25	May 17, 2008
May 19, 2008 *(note 9(c))*	**150,000**	$3.65	March 19, 2009
Exercised during 2008	**(2,159,000)**	$2.20	
Balance, December 31, 2008	**150,000**		

9. Shareholders' Equity - continued

d) Share purchase warrants - continued

In 2007, the fair value of the 1,700,000 warrants and 306,000 broker warrants *(note 9(c))* has been estimated to be $1,489,741 and $165,000 respectively using the Black-Scholes pricing model. The following assumptions were used:

Dividend yield	NIL
Risk free interest rate	4.22 %
Expected stock volatility	59 %
Expected life	1 year

In 2008, the fair value of the 150,000 broker warrants *(note 9(c))* has been estimated to be $100,000 using the Black-Scholes pricing model which was included in share issue costs. The following assumptions were used:

Dividend yield	NIL
Risk free interest rate	2.63 %
Expected stock volatility	64 %
Expected life	1 year

e) Shareholder's Rights Plan

The Company's Board of Directors approved a shareholder's rights plan ("Rights Plan"), effective August 23, 2007, which was ratified by the shareholders on February 14, 2008. This Rights Plan is intended to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid for the Company, and was designed to discourage discriminatory or unfair bids and to provide management, if appropriate, with sufficient time to pursue alternatives to maximize shareholder value.

10. Provision for Cash Settlement of Stock Options and Stock-Based Compensation

The Company has reserved and set aside up to 12% of the issued common shares for the granting of options to directors, officers and employees. As at December 31, 2008, there are up to 1,604,494 options available to be granted. The terms of the awards under the Plan are determined by the Board of Directors.

The Company recognizes a liability and compensation expense based upon the intrinsic value of the outstanding options at the balance sheet date for options granted to employees of the Company with the cash settlement alternative. A provision for cash settlement of stock options of $155,400 was recorded at December 31, 2008 (2007 - $329,050) relating to 216,000 options outstanding on that date (2007 - 278,000). The fair value of stock options granted to directors and officers of the Company is recorded as compensation expense and an increase in contributed surplus. During 2008, the Company recognized a recovery of $86,090 (2007 – expense of $2,430,150) in stock-based compensation. Additional stock based compensation expense or recovery in future periods is dependent on the movement of the Company's share price and the number of outstanding options granted to employees under the cash settlement alternative.

10. Provision for Cash Settlement of Stock Options and Stock-Based Compensation - continued

In 2007, the fair value of stock options granted to the directors and officers of the Company has been estimated to be $2,243,000 using the Black Scholes model for pricing options. The following assumptions were used:

Dividend yield	NIL
Risk free interest rate	4.5 %
Expected stock volatility	55 %
Expected life	5 years

A summary of the status of the Company's stock option plan as of December 31, 2008 and 2007 and changes during the years ending on those dates is presented in the following table.

	2008		2007	
	Number of Options	**Weighted-Average Exercise Price**	Number of Options	Weighted-Average Exercise Price
Outstanding, beginning	**4,950,500**	**$ 1.49**	3,516,000	$ 0.99
Granted	-	-	2,320,000	2.01
Expired	-	-	(15,000)	1.62
Exercised for shares	**(203,000)**	**0.65**	(810,500)	0.84
Exercised for cash payment	**(39,000)**	**1.65**	(60,000)	1.34
Outstanding, ending	**4,708,500**	**$ 1.52**	4,950,500	$ 1.49

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at December 31, 2008 are as follows:

	Options Outstanding			**Options Exercisable**	
Range of Exercise Prices	**Number Outstanding**	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contractual Life (years)**	**Number Exercisable**	**Weighted-Average Exercise Price**
$ 0.60	105,000	$ 0.60	1.09	105,000	$ 0.60
$ 0.65	1,295,000	$ 0.65	1.19	1,295,000	$ 0.65
$ 1.10	37,500	$ 1.10	2.72	25,000	$ 1.10
$ 1.40	50,000	$ 1.40	2.62	37,500	$ 1.40
$ 1.62	885,000	$ 1.62	2.04	885,000	$ 1.62
$ 2.01	2,211,000	$ 2.01	3.34	2,211,000	$ 2.01
$ 2.15	75,000	$ 2.15	2.36	75,000	$ 2.15
$ 2.20	50,000	$ 2.20	3.84	50,000	$ 2.20
	4,708,500	**$ 1.52**	**2.43**	**4,683,500**	**$ 1.52**

11. Related Party Transactions and Balances

For the years ended December 31, 2008 and 2007 the Company had related party transactions with a director of the Company, which were in the normal course of operations and were measured at the exchange amounts as follows:

		2008		2007
E.F. Merringer's law firm, Borden Ladner Gervais LLP:				
Legal fees included in corporate and general expenses	**$**	**39,054**	$	62,804
Share issue costs on financing	**$**	**40,500**	$	41,000
Accounts payable	**$**	**3,703**	$	-

12. Income Taxes

a) *Provision for Income Taxes - Future*

Major items causing the Company's income tax rate to differ from the Canadian statutory rate of approximately 33.5% (2007 - 36.12%) were as follows:

		2008		2007
Loss before recovery of future income taxes	**$**	**(1,267,266)**	$	(4,549,261)
Expected income tax based on statutory rate	**$**	**(424,534)**	$	(1,643,193)
Adjustments resulting from:				
Permanent differences		**29,068**		877,770
Tax rate changes		**468,739**		646,670
Share issue costs		**(235,792)**		(260,300)
(Decrease) increase in valuation allowance		**(946,731)**		379,053
Recovery of income taxes - future	**$**	**(1,109,250)**	$	-

12. Income Taxes - continued

b) Future Income Taxes

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets (liabilities) is as follows:

	2008	2007
Mining expenditures	$ **(345,341)**	$ 923,150
Non-capital losses	**745,134**	414,000
Undeducted share issue costs	**297,082**	226,418
Other	**331,585**	411,623
Future income tax assets, before valuation allowance	**1,028,460**	1,975,191
Valuation allowance	**(1,028,460)**	(1,975,191)
Net future income tax assets	$ **-**	$ -

The timing of the utilization of the future tax assets is undeterminable. Consequently, a full valuation allowance has been provided against the future value of these assets.

c) Tax Loss Carry-Forwards

At December 31, 2008, the Company had approximately $32,274,000 of unclaimed exploration expenditures and $1,024,300 of undepreciated capital costs which, under certain circumstances, may be utilized to reduce Canadian taxable income in future years.

To the extent unutilized to reduce taxable income in future years, the non-capital losses carried forward expire as follows:

2015	$ **104,000**
2027	**1,046,000**
2028	**1,419,000**
	$ **2,569,000**

13. Loss Per Common Share

The following table sets forth the computation of basic and diluted earnings per common share for the years ended December 31:

	2008	2007
Numerator:		
Loss attributable to common shareholders - basic and diluted	$ **(158,016)**	$ (4,549,261)
Denominator:		
Weighted-average common shares outstanding - basic and diluted	**51,300,928**	44,915,670
Basic and diluted loss per common share	**(0.00)**	$ (0.10)

13. Loss Per Common Share - continued

As a result of net loss for the years ended December 31, 2008 and 2007, the potential effect of the exercise of stock options and warrants was anti dilutive. Therefore, approximately 4,708,500 (2007- 4,950,500) of potentially dilutive options and 150,000 (2007 - 2,006,000) warrants for the year ended December 31, 2008 have not been included in the calculation of diluted loss per common share.

14. Commitments

i) Annual payments under an operating lease for rental of office premises totals $79,000 for 2009, then in 2010 - $90,000, 2011 - $91,000, 2012 - $93,000 and 2013 - $62,000.

ii) Pursuant to the common share flow through financing described in *note 9(c),* the Company is required to spend approximately $4,200,000 on Canadian Exploration Expenditures in Ontario before the end of 2009.

iii) As part of the acquisition of the South Claims property, the Company is obligated to pay, one-half in cash and one-half in common shares of the Company, $125,000 by January 15, 2009 (paid) and $100,000 by January 15, 2010 *(note 7(a)).* The obligation has been accrued for as at December 31, 2008.

15. Supplement Cash Flow Information

		2008		2007
Interest received	$	**577,202**	$	339,261
Capital taxes and mining tax credits received	$	**269,059**	$	303,268
Capital taxes and flow-through Part XII.6 taxes paid	$	**(45,364)**	$	(9,748)

16. Segment Disclosure

The Company has one operating segment, being the exploration of mining properties. As at December 31, 2008 and 2007, 100% of the Company's deferred expenditures assets were located in Canada.

17. Subsequent Event

On March 4, 2009, the Company completed private placement financing and raised $18,000,175. Gross proceeds from the sale of 4,148,570 units priced at $3.85 per unit ("Hard Dollar Units") and 460,950 flow-through shares priced at $4.40 per share amounted to $18,000,175. Each Hard Dollar Unit consisted of one common share and one half warrant. Each full warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $5.00 for a period of 12 months. The Company paid the Agents a cash commission equal to 6% of the gross proceeds and issued 276,571 broker warrants to the Agents to acquire 276,571 Hard Dollar Units exercisable at $3.83 per share over a 12 month period.